Exhibit 4.10

LOAN CONTRACT

In the city of Montevideo, on March 25th, 2022, a loan contract has been agreed to be entered into between

One party: BANCO SANTANDER S.A. (R.U.T. N° 21.130718.0016), with address on Julio Herrera y Obes 1365 in this city, represented by Mr. Gaston Pagliaro and Mr. Rodrigo Vidal (hereinafter “SANTANDER BANK", or the “BANK”);

Another party: PONTE RIO S.A. (R.U.T. N°21.595056.0015), with address on Juncal 1392, in this city, represented in this contract by Mr. Ruben Eduardo Martínez Baeza, C.I.: 1.418.457-1 (hereinafter “the Debtor”, or the “COMPANY”)

Both parties agree to enter into the following loan contract, governed by the following terms and conditions:

FIRST (Loan amount)

1.1.	SANTANDER BANK grants the Debtor a loan by the amount of USD 5,000,000.00 (five million US dollars with 00/100) subjected to the conditions agreed on in the respective debit documents, and to the conditions and obligations outlined in the following clauses.

1.2.	Such loan shall be entirely disbursed through crediting the account No. 5101133259 under ownership of the COMPANY.

1.3.	The Debtor agrees to the loan offer in the conditions hereby outlined, assuming the obligations expressed below.

SECOND (Term)

The loan term is from March 7th, 2022 (date on which the BANK has made the funds available to the Debtor) to March 7th, 2026 (maturity of last payment, capital and interest).

THIRD (Payment form of capital and interest)

3.1.	The Debtor is bound to pay the loaned capital and interest in 16 (sixteen) equal and consecutive quarterly payments, according to the Payment Plan added below.

Payment No.	Date	Interest (in USD)	Repayment (in USD)	Payment (in USD)
1	7/Jun/2022	52.119,90	288.602,28	340.722,18
2	7/Sep/2022	49.111,51	291.610,67	340.722,18
3	7/Dec/2022	45.568,42	295.153,76	340.722,18
4	7/Mar/2023	42.055,67	298.666,51	340.722,18
5	7/Jun/2023	39.881,80	300.840,38	340.722,18
6	7/Sep/2023	36.745,84	303.976,34	340.722,18
7	7/Dec/2023	33.210,36	307.511,82	340.722,18
8	7/Mar/2024	30.039,88	310.682,30	340.722,18
9	7/Jun/2024	27.133,16	313.589,02	340.722,18
10	7/Sep/2024	23.864,31	316.857,87	340.722,18
11	7/Dec/2024	20.336,75	320.385,43	340.722,18
12	7/Mar/2025	16.845,42	323.876,76	340.722,18

13	7/Jun/2025	13.845,62	326.876,56	340.722,18
14	7/Sep/2025	10.438,26	330.283,92	340.722,18
15	7/Dec/2025	6.918,96	333.803,22	340.722,18
16	7/Mar/2026	3.439,01	337.283,17	340.722,18

3.2.	The first payment of capital and interest is due on the 7th of June, 2022.

FORTH (Compensatory interest)

4.1. The compensatory interest rate set for the loan is 4.20%, effective annual. Such rate does not include comptroller or social service rates.

4.2. It is agreed that any tax, fee, or cost that may arise in the future over the hereby operation, the financial assets, or on the control of the financial system, associated to this operation, shall be borne by the Client, except when the law or regulation provides they are borne by the BANK and are not transferable to the Client.

FIFTH (Late interest)

A late interest rate of 6.80%, effective annual shall be applicable on nonperformance of a payment by the payment date. Such rate shall be applied over the nonperformed capital, without considering the compensatory interest. Unpaid late interest shall be added annually to the capital of the payment in arrears. A late rate shall be applied over that amount. The formula for such rate shall be the compound interest rate, on a basis of 365 days.

SIXTH (Guarantees)

To the effect of guaranteeing the performance of the present Contract, the Debtor and Corporación Navios Granos S.A. agree to assign in favor of BANCO SANTANDER S.A., in no longer than 30 calendar days from the date of signature of the present document, the credits arising from the contracts detailed in Annex I –in the conditions the BANK defines to its satisfaction– by at least an amount corresponding to 100% of the outstanding amount of the present Loan Contract.

SEVENTH (Other charges)

Notwithstanding the foregoing clauses, it is expressly agreed and accepted that any new regulation from the Central Bank of Uruguay, or any other competent authority, that establishes an additional charge or expense for SANTANDER BANK associated to the hereby operation, shall be borne by the Debtor.

EIGHTH (Blank promissory note)

8.1.	As means to document its obligations, the Debtor hereby signs the Promissory Note No. [____], with an amount and due date in blank, payable to SANTANDER BANK, according to the provisions of Art. 372, Book IV, Title III of the Compilation of Regulatory and Control Norms for the Financial System (RNRCSF). In compliance with Circular No. 2016 of the Central Bank of Uruguay, SANTANDER BANK shall have a maximum of 6 (six) months, starting on the date of the Debtor’s noncompliance, to fill out the promissory note. Prior to filling out the promissory note, and through any of the means of personal notification provided by article 355 of Book IV, Title III of RNRCSF of the Central Bank of Uruguay, the BANK shall inform the Debtor of the credit settlement, with a detail of the amount owed, and shall notify the Debtor that the promissory note is going to be filled out according to this clause and the Complementary Document.

8.2.	The mentioned promissory note shall be filled out by the BANK in case of noncompliance by the Debtor to any of the obligations agreed by the present contract, as follows:

Amount payable: the owed amount at the time of filling out the document, which shall consist of the outstanding capital plus compensatory interest accrued by the date of completion of the document and, if applicable, any outstanding late interest to that date.

Late rate: the rate resulting of applying the provisions in the preceding FIFTH clause.

Due date: that on which the document is filled out.

8.3.	The said document shall be executed in case of noncompliance of any of the herein clauses, pursuant the Compilation of Regulatory and Control Norms for the Financial System, as well as the provisions of the General Procedural Code (complementary and similar rules)

NINETH (Maturity)

9.1.	Maturity dates provided for the payment of capital and interest in the THIRD clause are agreed notwithstanding what is provided in the present contract in reference to period limitation (TWELVETH clause).

9.2.	When the maturity of any of the payments falls on a non-banking day, such payment shall be made on the following banking day. Non-banking day means that on which, for any reason, SANTANDER BANK is not open in Montevideo, Oriental Republic of Uruguay.

TENTH (Payments – Payment currency - Assignment)

10.1.	All payments of capital and interest (whether compensatory and/or late) made by the Debtor to SANTANDER BANK, either due to payment maturity or due to period limitation, whether due to court injunction or not, and notwithstanding what is agreed in clause 10.2, shall be made through debit from account No. 0071 / 005101133259, open in SANTANDER BANK in the Debtor’s name. The Debtor hereby instructs SANTANDER BANK to irrevocably debit from such account the necessary amounts to make due payments effective as per this contract, notwithstanding the compensation mechanism provided in the FOURTEENTH clause of the present contract.

10.2.	All payments of capital and interest to be made as a consequence of this contract shall be performed to SANTANDER BANK free of any present or future imposition, levy, charge, tax, or deduction of any nature imposed by legal or regulatory provisions, which shall be exclusively borne by the Debtor, except when their transfer is prohibited by legal provisions.

10.3.	All payments to be made by the Debtor under the present contract shall be firstly assigned to the costs incurred by SANTANDER BANK under this document; secondly to taxes; thirdly to the payment of due interest; and fourth to the corresponding repayment, except if SANTANDER BANK defines a different payment allocation.

ELEVENTH (Automatic arrears)

Arrears shall apply automatically, by operation of law, without contest, by sole maturity of the agreed terms and/or by performance or omission of any action that may translate into doing or not doing something contrary as per the present contract or any other document associated to this contract.

TWELFTH (Causes of noncompliance and their effects)

12.1.      SANTANDER BANK may consider this contract terminated and may demand all of the Debtor’s arrears at once, considering all payment terms mature, and all obligations demandable, in the following cases:

a.	When the Debtor does not perform any of the payments this contract or the legislation enforces,
b.	When material omission, concealment, or material misrepresentation of the data, the documents, or the certificates is verified, whether accounting or otherwise, brought by the Debtor and serving as a basis for granting this loan. Similarly, if any of the Debtor’s statements is verified to be incorrect to such degree that if SANTANDER BANK had been aware of it, the loan would not have been granted.
c.	When the Debtor fails to comply with any of the agreed obligations in the present contract, without the need for SANTANDER BANK to suffer detriment or to have to justify it.
d.	In case of payment suspension and/or default by the Debtor, dissolution and/or opening to disposing of the Debtor’s assets against the Debtor, dishonored checks, suspended or closed accounts, or similar in-law or in-practice situations for the Debtor, or the Debtor’s partial or total disqualification to perform legal business, or any similar measure enacted against them, at the request of one party or a third party.
e.	When the Debtor fails to comply legal provisions and/or regulations provided by a competent authority, implying or entailing inhibition or inability to have access to bank credit in any of its operational forms.
f.	When the Debtor’s partners or shareholders transform, merge, split, or dissolve the partnership and/or sell or assign, either partially or wholly, their trading partnerships or shares of that partnership to third parties or other partners or shareholders, unless they have previous written authorization of SANTANDER BANK, which shall not be unreasonably denied. Such previous approval shall not be necessary for the assumption of reorganization o societal changes within the same societal group, as long as the same ultimate beneficiaries are maintained within the partnership.
g.	When the Debtor, or any of their controlled or controlling partnerships, or subsidiaries does not pay any other acquired debt in the past or in the future with SANTANDER BANK, whether for capital or interest, where demandable.
h.	When the Debtor fails to lodge security, defined in the SIXTH clause of this Loan Contract.
i.	When the Debtor fails to keep their assets free of embargo for a total amount, equal or greater than USD 200.000 (two hundred thousand US dollars). The incurred obligations in the present contract must be at all times at least in the same degree of preference (pari passu), and with the same guarantees as the rest of the debt they may have.
j.	When the Debtor fails to comply with the provided obligations in any contract of guarantee, real or personal, granted in relation to the present contract, or when any of such guarantees is deemed invalid, ineffective, or it disappears.

12.2.	In any of the mentioned cases in the preceding items, SANTANDER BANK has the power to consider there has been noncompliance, giving the Client three working days to rectify it; in case they do not rectify it within the aforementioned period, all the terms under the present contract or in the corresponding promissory note shall be considered mature and the full outstanding amount shall be demandable with no need of any judicial or extrajudicial demand whatsoever.

12.3.	In the case of noncompliance, SANTANDER BANK has the power to proceed freely to the recovery of the complete arrears (outstanding capital and accrued interest,

expenses, reassessment of paid taxes, etc.) both judicial and extrajudicial, as well as to fill out and execute the promissory note (in accordance with the procedure detailed in the EIGHTH clause).

12.4.	Program of obligatory sanctions in Santander Group. 1. Definitions: Sanctions means economic or financial sanctions, commercial embargoes, or restrictive measures imposed, managed, or applied timely by any sanctionatory authority; Sanctionatory Authority means: (i) the United Nations Security Council; (ii) the European Union; (iii) the Government of the United States of America; (iv) the local sanctionatory authority; List of Sanctions means any of the lists of specifically designated nationals, or designated persons or entities (or equivalent) maintained by any sanctionatory authority, including but not limited to: (i) the Consolidated List of Sanctions of the United Nations Security Council; (ii) the List of “Especially Designated Nationals and Blocked Persons” maintained by OFAC; (iii) the consolidated list of persons, groups, or entities subjected to sanctions of the European Union, administered by the European External Action Service; Sanctioned Persons means any person (company, entity, or human person) that: (i) is included in the list, or is a property, or is controlled by a person that is included in the list, or acts on behalf of a person that is included in a list of sanctions; (ii) is the government of a sanctioned country, or a member of government of a sanctioned country; (iii) is a resident of any sanctioned country, or is constituted under the laws of any sanctioned country; or (iv) to the best of a person’s knowledge (after due and diligent research) of any member of the group, that is in another way object of Sanctions; Sanctioned Country means any country or territory that is object of full sanctions in all the country or territory. 2. The Client –and in the case of an entity or an enterprise it shall include its subsidiaries and joint ventures, director, higher officer, agent, employee, or ultimate beneficiary– declares that: (i) they are not a Sanctioned Person, therefore they shall not cooperate, hire, enter into agreements or whatsoever establish any form of relation associated with this loan with Sanctioned Persons; (ii) they shall not use, lend, make payments, contribute, or in any other way make available, directly or indirectly, of all or part of what is produced from the loan, or other transactions contemplated in this agreement, to finance any commercial activity, business, or other associated activities with (a) any Sanctioned Country or Person; or (b) any activity that could be reasonably expected to result in the Client or any part of their financing fails to comply with any of the Sanctions or becomes a Sanctioned Person, or shall not allow or authorize any person to do so; (iii) they shall not finance directly or indirectly, all or part of any repayment or prepayment of a loan or credit line, nor shall they comply with any obligation due or outstanding, derived or in other form obtained directly or indirectly from (i) Sanctioned Countries or Persons; (ii) or of any sanctioned or sanctionable activity, or whose source was sanctioned; or (iii) any action or status that is prohibited or that causes any part of the financing or group member to be in noncompliance of any of the Sanctions.

THIRTEENTH (Expenses and Commissions)

13.1.	All expenses derived from the Debtor’s noncompliance of any of their incurred obligations, even the judicial and extrajudicial legal fees incurred in as a consequence of such noncompliance, shall be borne by the Debtor.

13.2.	The BANK shall have the power to debit the account established in item 10.1 the amounts associated to expenses and/or fees detailed in this clause.

FOURTEENTH (Assignments)

13.
14.1.	SANTANDER BANK shall have the power to assign to any other banking entity, in whole or in part, its rights in the present contract, jointly with the guarantees that may be associated. In such case, the expenses and fees arising from the assignments shall be borne by the assignor.

14.2.	Notwithstanding the foregoing, and prior to granting the assignment, SANTANDER BANK shall communicate the Debtor its will to assign its rights in this contract.

14.3.	To the effects of the referred assignment, the Debtor authorizes SANTANDER BANK to provide the possible acquirers of the rights emerging from the present contract with all the information associated to the assignment that is in the BANK’s possession (balances, patrimonial states, statements, etc), reminding the acquirers of the duty of confidentiality about the received information.

14.4.	In that respect, the Debtor relieves SANTANDER BANK of the obligation provided by article 25 of decree-law No. 15322, its complements and amendments, authorizing it to provide the information that had eventually been required by its counterpart in the referred operations in connection to themselves and the present contract.

14.5.	To the effects of the assignment this clause refers to, the Debtor is bound to sign, whenever SANTANDER BANK so requires, the new blank promissory note that may apply, in the terms and conditions of this contract. In this case, SANTANDER BANK shall return to the Debtor the blank promissory note that had previously been signed.

FIFTEENTH (Compensation)

15.1.	The compensation that shall fully operate between the Parties and to which the Debtor accepts the determination and settlement performed by SANTANDER BANK as net and claimable, according to the clauses of this contract and the documents it contains.

15.2.	SANTANDER BANK shall have the power to debit and/or compensate the amounts that the Debtor may have in their favor at any title in SANTANDER BANK (deposits, be them time or not, saving accounts, checking account balances, credit for operations of foreign trade, payment orders, remittances, transfers, securities, whether they be bonds or bills, etc), with the outstanding net and claimable amounts, as per this contract.

15.3.	To the effects indicated in this clause, SANTANDER BANK shall have the power, at its sole discretion, to consider the agreed terms of the Debtor’s operations or deposits as mature, if there may be any, which shall be deemed as agreed exclusively in the benefit of SANTANDER BANK. They can, to that effect, compensate with the equivalent foreign currency exchanged to the ask exchange rate at market close of the day prior to the day of the operation.

SIXTEENTH (Omissions)

Omission or delay by SANTANDER BANK in the exercise of any right, faculty, privilege, or recourse granted by the present contract shall not undermine such right, faculty, privilege, or recourse, and shall not be considered a waiver or withdrawal of them, nor the sole or partial exercise of any right, faculty, or privilege emerging from the present document shall impede the exercise of the others.

SEVENTEENTH (Declarations)

The Debtor guarantees and declares:

a.	That they are a duly incorporated partnership, and current according to the laws of its incorporation, and that have carried out all required internal procedures for the granting and approval of the hereby loan.
b.	That whoever appears in their behalf and representing them to sign this contract has enough power and ability to that effect and to comply with it. Granting and celebrating the present contract and promissory note do not constitute a violation or noncompliance of any contract to which the Debtor may be bound.
c.	That obtaining and complying with this contract does not violate nor shall violate any rule or regulation to which the Debtor or their constitutive documents are bound, and that all consents, authorizations, notifications, registries of government authorities or state or foreign offices –that have not already been acquired and brought to SANTANDER BANK’s knowledge– are and shall continue to be current.
d.	That this contract constitutes a legal, valid, and binding agreement containing the demandable obligations according to its terms.
e.	That their patrimonial status has not significantly changed since the approval of their latest accounting states, which are true and faithfully reflect the state of their patrimonial situation, and on which SANTANDER BANK has based the granting of this loan.
f.	That before the signing of the present document, they have made available to SANTANDER BANK in written form all the important and/or pertinent information to evaluate the circumstances and conditions affecting the BANK’s participation in the loan.

EIGHTEENTH: Declaration of non binding and anticorruption commitment

18.1.	The COMPANY shall operate with the BANK according to principles of honesty and transparency in any relationship they may have with public administration and private sectors, rejecting any actions that may be connected with bribery, traffic of influences, or any form of corruption towards the public as well as the private sector. They shall refrain from actions such as offering or giving, as well as having access to commissions, presents (with the exception to those fit for social uses), or advantages of any type that may be considered acts of corruption.

18.2.	The BANK and the COMPANY –understood as the persons from each Party that may have participated or operated in any way in the negotiation of the present Contract– declare that no conflict of interest occurs or has ever occurred between them upon entering into the present Contract, as well as any type of economic, family, or personal ties that, in any way, could have had an influence in the award of the object of the Contract to the COMPANY, in setting its economic or enforcing conditions, or in the signing of the present Contract. Additionally, the COMPANY shall adopt all necessary measures to prevent any conflict of interest for the duration of the contract, whether it be as a consequence of economic interest, family or emotional ties, or any other shared interest, through which the impartial and objective enforcement of the Contract could be compromised.

The COMPANY shall communicate in writing all obligations pertaining to its employees and to every human entity authorized to represent it, or to make decisions on its behalf, and shall watch to prevent any situation giving place to conflict of interest. Similarly, the COMPANY shall communicate in writing all obligations pertaining to third parties involved in the enforcement of the Contract, including subcontractors.

In the case of any situation arising that constitutes, or may be considered, conflict of interest for the term of the Contract, the COMPANY has the obligation to notify the BANK in writing and promptly for due analysis. The BANK is then, in its case, entitled to terminate the contract if the BANK considers that such situation may be incompatible with the proper execution of the Contract.

18.3.	In connection to this Contract, the Parties express that during negotiations and to enter into the contract, they have been ethical and professional at all times, and they commit not to conduct themselves in any way resulting, or that may result in breaking applicable laws or regulations associated to corruption in any country whose legislation may be applicable to the present agreement or the Codes of Conduct that may exist in each company. In this sense, both Parties declare that, to the date of entering into the present Contract, they have not received any type of promise of payment, commission, or retribution from the other Party or any third party or entity, and they commit not to offer or receive them in the future. To the effects of this clause, Parties means the persons of each one of the Parties that may have participated or engaged in any way in negotiating or entering into the present contract- as a result, or to establish or maintain commercial relationships with the other Party. Additionally, both Parties agree not to receive, or make any offer, payment promise, or present to any third party, entity, or the other Party, to the end of initiate or continue commercial relationships with the other Party.

18.4.	The Parties express that they have taken timely actions in the prevention of penal risks, and that they possess effective plans for prevention, management, and control of penal risks provided by applicable current legislation, including appropriate surveillance and control measures to prevent the crimes that could be committed by their legal representatives or by their employees, or to significantly reduce the risk of their commission.

18.5.	Noncompliance of the provisions in the herein clause, as well as any unethical behavior that may arise during the commercial relationship, shall be immediately communicated to the affected Party through the persons duly authorized in conformity with internal procedures, and shall grant the other party the power to terminate the contract in advance, and in case, to demand damages, without being demanded any responsibility for the facts described in the herein clause.

NINETEENTH: Obligatory Prevention of money laundering and Program of Sanctions in Santander Group

If the COMPANY is subject to regulations of prevention of money laundering and financing of terrorism, it must comply with such regulations in all its actions, with the obligation to communicate any incidence in the matter, both prior to its contractual relationship with Santander Group as well as during it.

The BANK may terminate the present Contract, being entitled to damages, when:

-it assesses noncompliance of the aforementioned regulations if the Debtor is considered to be subjected to it, or when in any case the Debtor has been or is being subjected to judicial investigations or procedures for behaviors or activities associated with money laundering and/or the financing of terrorism.

-the Debtor is in the international sanctions lists (e.g. UN, European Union, the United States through the Office of Foreign Assets Control (OFAC), the Financial Crimes Enforcement Network (FINCEN), and the US Department of State, GAFI), as well as in the internal lists of Santander Group.

TWENTIETH (Applicable law)

The contract shall be governed by the laws of the Oriental Republic of Uruguay.

TWENTY-FIRST (Jurisdiction)

For the case of any judicial divergence or claim associated to the interpretation of or compliance with the present document, the Parties agree to submit to the jurisdiction of the Ordinary Courts of the Oriental Republic of Uruguay.

TWENTY-SECOND (General clauses)

As a complement to the referred clauses, the following general clauses shall also apply:

a.	Any modification to the present contract shall be agreed only in writing by the Parties.
b.	If any of the clauses in the present contract were contrary to current or future laws or regulations, or they may become void or voidable, such invalidity shall not affect the other clauses in this contract. In such case, the Parties shall replace such invalid or unenforceable provision with another one as close and similar as possible to the original provision.
c.	In everything not expressly provided in this Contract, the General Contractual Conditions previously signed by the Debtor, who agrees to have read and understood them entirely.

TWENTY-THIRD (Release of professional secrecy)

The BANK shall have the power to provide information about the Debtor and their operations to BANCO SANTANDER S.A. (Madrid, Spain), as well as any of its affiliates and/or subsidiaries, located in the country or abroad, in order for the BANK to comply with corporate policies, as well as when it may be necessary to analyze and/or to approve and/or to comply with the request of service by the Debtor. To all the mentioned effects, the Debtor expressly releases the BANK of the Professional Secrecy (Art. 25, Decree-Law No. 15322, its complements and amendments).

TWENTY-FOURTH (Special domiciles)

To all the judicial and extrajudicial effects of thisdocument, the Parties establish special domiciles as respectively indicated as theirs at their appearance in this contract.

The Parties shall be able to modify their abovementioned addresses via a notification through any of the means provided in the following clause, sending a receipt notice to the other party or parties.

TWENTY-FIFTH (Notifications)

To the effects of the present contract, notifications and communications shall be deemed valid and due when they are in writing by certified telegram, letter, or other authentic means ensuring reception of the communication by the receiving party at the domiciles hereby constituted by the Parties.

In witness thereof, the Parties sign 2 equal copies of thisdocument in the place and on the date established in the appearance.

p. BANCO SANTANDER S.A. p. PONTE RIO S.A.

_______________________ _________________________

Addendum I

Detail of contracts whose credits shall be assigned by Ponte Río S.A. and Corporación Navíos Granos S.A.

•	Contract between Ponte Río S.A. and Ternium Argentina S.A., to transport goods, in force between January 1st, 2022 and December 31st, 2022.
•	Contract between Corporación Navíos Granos S.A. and Barraca Jorge W. Erro S.A., of port operation, in force between April 1st, 2020 and September 30th, 2022.
•	Contract between Corporación Navíos Granos S.A. and CHS Uruguay SRL S.A., of port operation, in force between January 1st, 2021 and December 31st, 2022.